EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges
PepsiCo, Inc. and Subsidiaries
(in millions except ratio amounts)

	12 Weeks Ended
	3/23/2013	3/24/2012
Earnings:
Income before income taxes	$1,471	$1,547
Unconsolidated affiliates’ interests, net	(28)	(6)
Interest expense (a)	214	198
Interest portion of rent expense (b)	47	49
Earnings available for fixed charges	$1,704	$1,788

Fixed Charges:
Interest expense (a)	$214	$198
Capitalized interest	1	1
Interest portion of rent expense (b)	47	49
Total fixed charges	$262	$248

Ratio of Earnings to Fixed Charges (c)	6.49	7.22
(a)   Excludes interest related to our reserves for income taxes as such interest is included in provision for income taxes.
(b)   One-third of net rent expense is the portion deemed representative of the interest factor.
(c)   Based on unrounded amounts.